Exhibit 4.55

GUARANTEE

PREAMBLE

Svenska Handelsbanken AB (publ), Kungsträdgårdsgatan 2, SE-106 70 Stockholm, Sweden (the “Lender”) and Open Joint Stock Company Vimpelcom-Region, (the “Borrower”) 8th Marta Street, 10, bldg. 14, Moscow 127083, Russia, have entered into a Credit Facility Agreement (the “Agreement”), dated February 24, 2004 providing for a loan to the Borrower in the maximum aggregate amount of USD 69,700,000. The parent company of the Borrower, Open Joint Stock Company Vimpel-Communications (the “Parent”), 8th Marta Street, 10 bldg. 14, Moscow 127083, Russia, which has full and complete recognition of the Agreement, has undertaken to guarantee up to twenty (20) per cent. of the Borrower’s payment undertakings in respect of principal and interest on the Loan under the Agreement.

Open Joint Stock Company Vimpel-Communications consequently issues the following guarantee. Words and expressions defined in the Agreement shall have the same meanings when used herein.

GUARANTEE

1.1	The Parent hereby irrevocably and unconditionally guarantees towards the Lender, as principal obligor and not as surety only, the due and punctual payment by the Borrower of all and any sums due and to become due under the Agreement in respect of principal and interest on the Loan whether at maturity, by acceleration or otherwise. The Parent undertakes with the Lender that it shall upon occurrence of an Event of Default under the Agreement (if unremedied within applicable grace period) forthwith upon first demand by the Lender, pay twenty (20) per cent. of the principal amount outstanding at the time of such demand together with the relative proportion of accrued interest thereon at any time under the Agreement, in the manner and at the times fixed or calculated under the Agreement for payment of the same, as if the Parent instead of the Borrower was the primary obligor.

1.2	This Guarantee is a continuing obligation and is in addition to and not in substitution for any other guarantees or other security now or hereafter held by the Lender. This Guarantee shall remain in full force and effect and be binding on the Parent until (a) legally binding payment in full of all amounts payable under the Agreement have been made irrespective of any postponement of payment of any principal and/or interest under the Agreement; or (b) all payments under the Guarantee are duly made by the Parent to the Lender in full as required hereunder.

This Guarantee shall not be impaired by any dispute, claim or counterclaim, action or legal proceedings with regard to the Borrower and the Exporter, or any of them, or between the Borrower and the Lender.

1.3	The obligations of the Parent under this Guarantee will not be affected by any act, omission, matter or thing (other than payment) which would reduce, release or prejudice any of its obligations under this Guarantee or prejudice or diminish those obligations in whole or in part, including (whether or not known to it or the Lender):

a)	any time or waiver granted to, or composition with, the Borrower or any other person,

b)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of the Borrower or any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security,

c)	any incapacity or lack of powers, authority or legal personality of or dissolution or change in the status of the Borrower or any other person,

d)	any variation or replacement of the Agreement or any other document referred to therein or security so that references to the Agreement in this Guarantee shall include each variation or replacement,

e)	any unenforceability, illegality or invalidity of any obligation of any person under the Agreement or any other document referred to therein or security, to the intent that the Parent obligations under this Guarantee shall remain in full force and the Guarantee shall be construed accordingly, as if there were no unenforceabililty, illegality or invalidity, or

f)	any postponement, discharge, reduction, non-provability or other similar circumstance affecting any obligation of the Borrower under the Agreement resulting from any liquidation or dissolution proceedings or from any law, regulation or order so that each such obligation shall for the purposes of the Parent obligations under this Guarantee be construed as if there were no such circumstance.

2 PAYMENT

2.1	All payments made hereunder shall be free and clear of any deduction for any present or future taxes, levies, duties, charges, or other imposts, withholdings, commissions, set-offs, conditions, bank expenses or costs of remittance of any nature so that the Lender shall receive the full amount due to the Lender under this Guarantee.

In the event that any payment by the Parent hereunder in a currency other than USD, whether pursuant to judgment or otherwise, upon conversion to USD does not yield the full amount payable by the Parent under this Guarantee, the Lender shall have the right to receive the additional amount from the Parent necessary to yield the amounts due and owing to the Lender upon provision by the Lender of the relevant documents confirming such difference.

Should the Parent fail to pay any amount payable by it under this Guarantee, it must immediately on demand by the Lender pay interest on the overdue amount from its due date up to the date of actual payment, both before, on and after judgment. Interest on an overdue amount is payable at a rate determined by the Lender to be two (2) per cent. above the interest rate charged by the Lender on such unpaid amount according to the Agreement.

3 WAIVER

3.1	After a claim has been made under this Guarantee, the Parent shall not claim from the Borrower such amount paid by the Parent or, with respect to the same amount, have the benefit of any set-off or counterclaim or proof against dividend, composition or payment by the Borrower or have the benefit of a share in any guarantee or security now or hereinafter held by the Lender until all amounts due and payable in respect of such claim have been paid in full to the Lender.

4 MISCELLANEOUS

4.1	The Parent shall not have any right to assign its obligations hereunder.

4.2	The benefit of this Guarantee may be transferred to any permitted transferee by the Lender in whole or in part to the same extent as under the Agreement with the prior written notification to the Parent. After such transfer the Lender shall, unless otherwise notified to the Parent, in all respects represent the transferee vis-à-vis the Parent with respect to this Guarantee. Notwithstanding any assignment of any or all of the obligations of the Borrower that are guaranteed hereby, the Parent may discharge its obligations hereunder by making payment thereof directly to the Lender and the Parent shall have no obligation to enquire as to or see to (i) any assignment; or (ii) the application of any payments made by it hereunder.

4.3	No failure to exercise and no delay in exercising, on the part of the Lender, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other power or right. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

4.4	This Guarantee will cease to be valid when the Parent has notified the Lender in accordance with Clause 7.2 of this Guarantee that Merger (as defined in the Agreement) is consummated and all filings and registrations required for its accomplishment have been made provided that all conditions for the transfer of the Loan to the Parent have been fulfilled.

5 GOVERNING LAW; ARBITRATION

5.1	This Guarantee shall be governed by, construed, interpreted and applied in accordance with the laws of Sweden.

5.2	Any dispute, controversy or claim arising out of or in connection with this Guarantee or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The arbitral tribunal shall be composed of three (3) arbitrators. The place of arbitration shall be Stockholm. The language used in the arbitral proceedings shall be English.

5.3	Nothing herein limits the right of the Lender to bring proceedings against the Parent in connection with the Guarantee in any court of competent jurisdiction in Sweden or Russia concerning claims for payment under the Agreement which have fallen due for payment to the Lender. Same comment as under Clause 27 of the Agreement. VIP suggests to limit the jurisdictions to Sweden and Russia only.

5.4	The Parties agree that in any legal action or proceedings against it or its assets in connection with this Guarantee no immunity from such legal action or proceedings shall be claimed by or on behalf of it or with respect to its assets. The Parties hereby irrevocably waives any right of immunity which it or its assets now has or may hereafter acquire.

6 REPRESENTATIONS

6.1	The Parent hereby represents and warrants to the Lender that

(i)	it has full power, authority and legal right to incur the obligations provided for in this Guarantee, to execute and deliver this Guarantee, to perform and observe the terms and provisions hereof,

(ii)	it has taken all actions required by the laws and regulations of Russia to authorise the execution and delivery of this Guarantee, and the performance and observance of the terms and provisions hereof,

(iii)	the entry into and performance by it of this Guarantee do not and will not

-	conflict with any law or regulation or judicial or official order in Russia, or

-	conflict with any document which is binding upon it or any of its assets,

(iv)	neither it nor any of its assets has any right of immunity from legal proceedings or execution of judgment in the courts of Russia in respect of any matter arising out of or relating to its obligations under this Guarantee,

(v)	it is subject to civil and commercial law with regard to its obligations under this Guarantee and those obligations constitutes direct, general and unconditional obligations, binding upon it and enforceable in accordance with the terms hereof,

(vi)	its obligations hereunder are direct and unconditional and will rank pari passu with the claims of all of its other present or future unsecured and unsubordinated obligations,

(vii)	submission to Swedish law as provided in Clause 5.1 and to arbitration as set forth in Clause 5.2 and the waiver of immunity made in Clause 5.4 are valid and binding upon the Parent and there is no requirement for such validity that the Guarantee should be executed outside Russia,

(viii)	under the laws of Russia, the Lender is not resident, domiciled or carrying on business in Russia by reason only of the execution, delivery, performance or enforcement of this Guarantee,

(ix)	no tax by way of deduction or withholding is payable in Russia in respect of sums paid or expressed to be payable by the Parent hereunder,

(x)	this Guarantee is, and the payments to be effected hereunder are exempt from all stamp, registration or similar taxes, duties or charges in Russia.

7 UNDERTAKINGS

7.1	The Parent undertakes to supply to the Lender and to EKN as soon as the same is available and within 180 (one hundred eighty) days of the end of each financial year its audited consolidated financial statements for each of its financial year prepared in accordance with US GAAP. The Parent further undertakes to supply to the Lender and EKN such information regarding the financial condition and operations of the Parent in connection hereof as the Lender or EKN may reasonably request.

7.2	The Parent undertakes to (1) inform the Lender in respect of the Merger when all registrations and filings required for the fulfilment of the Merger have taken place and (2) provide the Lender a copy of the general information issued by the Parent when the Merger is consummated.

7.3	The Parent must ensure that its obligations under the Guarantee are direct and unconditional and rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying generally.

7.4	The Parent must comply with the material terms of and maintain in full force and effect all material authorisations, permits and consents required by laws and regulations in Russia to enable the Parent to lawfully perform its obligations under the Guarantee and to ensure its legality, validity and enforceability in Russia.

7.5	The Parent must ensure that no substantial adverse change is made to the general nature of its business from that carried on at the date of this Guarantee.

7.6	If any change occurs in the ownership of the Parent by its major owners who, for the time being are Telenor ASA, Norway (through a subsidiary) and the Alfa Group, Russia (through an affiliate), the Parent undertakes to give notice thereof to the Lender.

8 NOTICES

8.1	All notices, requests and other communications under this Agreement shall be made in English and shall be given or made in person, by reputable international courier, or by telefax. All such notices, requests or other communications hereunder to any party shall be effective upon receipt. Remittances may, however, not be transferred by orders made in a telefax message unless they are confirmed by written notice delivered by courier.

8.2	Telefax messages despatched after normal business hours in the country of the addressee, or on a day which is not a Business Day in the country of the addressee shall be deemed to be received on the next Business Day in the addressee’s country.

Communication to the Lender shall be sent to

Svenska Handelsbanken AB (publ)

SE-106 70 STOCKHOLM

Sweden

Telefax No +46 8 701 10 69

for the attention of “Export and Project Finance” quoting the reference “UKR 15678”

Communication to the Parent shall be sent to

OJSC Vimpel-Communications

8th Marta Street, 10, bldg. 14

Moscow 125083

Russia

Telefax No + 7 0957554616

Attn: Mikola Dedukhin

Moscow February, 24 2004

Elena A. Shmatova

Acting on the basis of the power of attorney # 146 dt. February 19, 2004

On Behalf of

OPEN JOINT STOCK COMPANY VIMPEL-COMMUNICATIONS